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                                                                    EXHIBIT 23.1

                               CONSENT OF KPMG LLP

The Board of Directors
Smith-Gardner & Associates, Inc.:


We consent to the incorporation by reference in this registration statement on Form S-8 of Smith-Gardner & Associates, Inc. and subsidiaries of our report dated January 21, 2000 relating to the consolidated balance sheets of Smith-Gardner & Associates, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, redeemable preferred stock and stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1999, and the related financial statement schedule, which report appears in the December 31, 1999 annual report on Form 10-K of Smith-Gardner & Associates, Inc.

Miami, Florida
November 7, 2000